Mail Stop 3561

January 13, 2006

Mr. Jerome Fagerland
President
Nedak Ethanol, LLC
118 East State Street
Atkinson, Nebraska 68713

> **Re: Nedak Ethanol, LLC**
> **Registration Statement on Form SB-2**
> **Filed December 15, 2005**
> **File No. 333-130343**

Dear Mr. Fagerland:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please revise the presentation of the offering price per membership unit and maximum and minimum offering amounts just under your name to present this information in a clear manner, perhaps utilizing a tabular format. In this regard, please disclose the minimum offering amount first. Where you first disclose the offering price per membership unit at

the top of the cover page, also disclose the minimum number of units that must be purchased along with the corresponding purchase price and the additional unit increments that investors may purchase.

2. Disclose in the first paragraph the total estimated cost of the project and the approximate amount of debt financing you will need. Qualify that your estimate is subject to significant increase if construction costs escalate, as indicated in your risk factors section. Please also state that the amount of debt financing you will need depends, in part, on the amount you are able to raise in this offering.

3. Your disclosure regarding the escrow and closing is vague. Please clearly state the conditions to the release of the escrow proceeds to you as opposed to the conditions to the closing of the offering. In addition, please disclose the number of days that constitute the initial offering period and that you may terminate the offering in your sole discretion at any time during the offering period. Similarly, please revise the disclosure in your summary concerning the offering and escrow procedures. For example, you state in your summary that you "will not close on the offering until certain things happen…," however, it is unclear when the escrow funds will be released to you. Please revise to clearly state the conditions that must be met in order for the escrow funds to be released.

4. Please also fill in the dates that you have left blank regarding the mechanics of your offering so that we can better assess this information.

5. Please ensure that you have included only the most material risk factors on your cover page. See Section II(A)(3)(a) of Release No. 33-6900 (June 17, 1991). For example, it does not appear that fluctuations in corn and gas prices is one of the most significant adverse effects you may experience.

Prospectus Summary, page 2

6. We note your disclosure that the ethanol plant will be constructed "at a total cost of approximately $51 million." Please briefly disclose the basis for this estimate and the major assumptions used to calculate this amount.

7. Disclose when you anticipate purchasing the property upon which you will build the plant.

8. Please briefly disclose the material terms of your agreement with Delta-T and describe any work that the parties have completed under this agreement to date. Also disclose when you intend to enter into a definitive agreement with Delta-T to construct your plant and whether an agreement is expected prior to reaching the minimum amount of proceeds in the offering.

9. Disclose whether or not you have identified the one ethanol distributor who will sell your

ethanol. If not, then clarify the status of any discussions or negotiations and indicate when you expect to enter into a binding agreement with a distributor.

10.   We note the summary disclosure of your risk factors. Please revise to include the most significant risk factors in your summary and list them in the order of their materiality to an investor. See Section II(A)(3)(d) of Release No. 33-6900 (June 17, 1991). For example, disclose as one of your first risk factors that you are a development stage company, you have not yet generated any revenue and you do not expect to generate revenue until your ethanol plant is built and commences operations. Please also include the illiquidity and transfer restrictions regarding the membership units.

11.   Please move the subsection regarding your debt financing to the forefront of your prospectus where you discuss that you are seeking capital for the project and revise to present an integrated discussion of your plan of financing. Disclose that one of the conditions in the letter of intent is that you shall have "received irrevocable commitments for equity financing, grants or other subordinated financing equal to at least 40% of the total" cost of the ethanol plant. In addition, include a brief description of the financing derived from the private placement. Generally revise so that investors have a clear understanding of each part of your financing plan.

12.   In your subsection regarding escrow procedures or subscription procedures and throughout your document, please more clearly state when your offering will end. See Item 501(a)(9)(iii) of Regulation S-B. For example, please address when the offering will end if you reach the minimum amount and if you reach the maximum amount. Also disclose when the 90-day extension will commence.

Risk Factors, page 4

13.   Make sure that each risk factor caption reflects the risk that you discuss in the text. Do not merely state a fact about the transaction or your business, such as "We are not experienced in selling securities…" (page 7) and "We are dependent upon Delta-T corporation…" (page 7).

These are only examples. Revise throughout to succinctly identify in your captions the risks that result from the facts and uncertainties. Potential investors will be better able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to this transaction and your company.

We are not experienced in selling securities…, page 7

14.   Disclose to the extent possible how much time your directors intend to spend selling your securities and disclose the "several other states" in which you intend to offer your units. In addition, prior to requesting effectiveness, please update us as to the status of your registration with Nebraska and any other state securities regulatory bodies.

<u>We are a newly formed company…, page 8</u>

15.   We note your disclosure that "[you] have no experience in the construction and operation of an ethanol plant. Please include a separate risk factor to address this lack of experience and the associated risk to investors. Also, you indicate that the offering proceeds "will pay [your] expenses for only a limited amount of time…." Please disclose the amount of time that you expect the offering proceeds to pay your expenses. Also, please clarify why "there can be no assurance that the funds received through this offering will be sufficient to allow [you] to continue successfully."

<u>Our success depends on hiring competent personnel, page 8</u>

16.   Please describe in greater detail the personnel you will need to hire. For example, clarify whether you will need to fully staff your company with management as well as personnel to operate the plant.

<u>Our operating agreement contains restrictions…, page 9</u>

17.   The last sentence in this risk factor appears to address a separate risk. Accordingly, please move this disclosure under a separate risk factor caption and describe the risk to investors.

<u>We intend to establish an output contract…, page 10</u>

18.   Please delete the disclosure in the caption that you believe the output contract with one distributor "should have certain advantages" since this is mitigating language that is not appropriate for the risk factors section. Instead, revise to clarify the risk to investors.

<u>Increases in the production of ethanol…, page 10</u>

19.   Please briefly disclose the basis for your belief that existing ethanol plants will expand.

<u>Hedging transactions, which are intended to stabilize our corn costs…, page 10</u>

20.   Expand the last sentence to further clarify how hedging activities can result in costs to you.

<u>Use of Proceeds, page 13</u>

21.   Provide a third column in the use of proceeds table assuming a midpoint between the minimum and maximum offering amounts.

22.   The table indicates that you will use $1.3 million of the proceeds from this offering for engineering and plant site preparation, yet your disclosure in the penultimate paragraph on page 14 and in your MD&A section state that the costs associated with engineering and site

preparation will be funded by the private placement of units and notes for $1.3 million. Please revise to reconcile this apparent inconsistency.

Units Beneficially Owned by Directors and Officers, page 16

23.   Please include the address of each of your directors and officers. See Item 403 of Regulation S-B.

24.   Revise footnote (1) to disclose whether your directors and officers will be allowed to purchase units in the offering or reserve the right to purchase units in order to reach the minimum sales threshold. If so, disclose any known plans for these persons to purchase units and what amounts they plan to purchase.

Management's Plan of Operations, page 18

25.   Clarify that you have completed the private offering and disclose how much you raised in the aggregate.

26.   Please describe in more detail your plan of operation for the next 12 months. For example, please describe the site preparations and other work that you will need to complete before commencing construction of the plant.

Liquidity and Capital Resources, page 20

27.   Disclose your anticipated debt repayment obligations in connection with the proposed debt financing with Great Western Bank.

28.   We note that you have included the $750,000 USDA grant in your sources of funds. Please briefly disclose the criteria and timing regarding the receipt of this grant so that investors can better assess whether you will receive the funds. Also discuss how much you will rely on grants to fund your operations in the future.

Business of Nedak, page 23

29.   Please provide us with marked copies of all of the market studies to which you make reference throughout the prospectus. We assume that all referenced reports are generally available at no charge or for a de minimis payment. Please confirm.

Nedak Marketing Strategy, page 29

30.   Please clarify what you mean by your disclosure that "[w]ith the ability to deliver to "O'Neill for potential distribution throughout the country, [you] have focused on the most appropriate and beneficial marketing entity." Also, please disclose the expected specific

arrangements you will have with a professional marketing firm using clear, everyday language. In this regard, please clarify your disclosure that you "expect that [your] marketing firm will take title to Nedak ethanol at the O'Neill facility and present full-price to Nedak on all transactions." Please also disclose any discussions you have had or the status of any negotiations with any ethanol marketer. If you have not had any of these discussions, please state this in your document.

Utilities, page 32

31.   We note your disclosure in your certain transactions and conflicts of interest section regarding a letter of credit expected to be issued to reserve pipeline space for your natural gas requirements. Please update your disclosure in this section where you describe your pipeline to discuss the terms of the letter of credit and your arrangements with KN Energy.

Our Primary Competition, page 33

32.   Please identify the regional entities recently formed, or in the process of formation, that are of similar size and resources and with which you intend to compete.

Employees, page 35

33.   You state that you have no employees, however, in your management section, you list Jerome Fagerland as your president, Everett Vogel as your vice president and Timothy Borer and your secretary and treasurer. Please include these individuals, and any others with similar responsibilities, as employees in this section. See Item 101(b)(12) of Regulation S-B. Also, disclose how much time each of them devotes to your business.

Development and Construction Process, page 36

34.   Disclose the number of ethanol plants that Delta-T has designed and constructed to date. Distinguish between those projects that Delta-T has completed and those that it will be working on when you commence your project.

Management, page 38

35.   Please consider inserting a space after each biography so that the information is in a more readable format. We note your disclosure that all of your officers and directors have held their current position for more than five years. Please disclose the year that they assumed their present position. Also, where possible, please describe in greater detail the nature of their current position. For example, with regard to Mr. Olson's biography, disclose the "various products" that Olson Industries manufactures. In this regard, investors may wonder if the products relate to your business. Also include a discussion of any prior experience your directors or officers have with building, operating and managing ethanol plants and engaging in the marketing, sale and distribution of ethanol or distillers grains

products.

Certain Transactions and Conflicts of Interest, page 39

36.   Because you have entered into a letter of intent with Great Western Bank and your
        president and director is a manager at Great Western, it is unclear why you have disclosed
        that "[a]s of the date of this prospectus, Nedak had not entered into any agreements with
        any of its directors, officers, members or their affiliates." Please revise or advise. Please
        also disclose whether the letter of intent was entered into in accordance with your affiliated
        transactions policy. Furthermore, expand the last bullet on page 40 to describe the various
        conflicts that may arise due to Great Western's affiliation with your president and its receipt
        of fees as escrow agent and as your principal lender. Note that Section II(B)(2)(c) of
        Release No. 33-6900 suggests that you address the benefits and detriments that may be
        realized by your investors, management and your affiliates.

Limitation of Liability and Indemnification Matters, page 41

37.   Disclose that, to the extent the indemnification provisions purport to include
        indemnification for liabilities arising under the federal securities laws, in the opinion of the
        Securities and Exchange Commission, such indemnification is contrary to public policy and
        therefore unenforceable. Refer to Section 6 of Industry Guide 5 via Release No. 33-6900.

Income Tax Considerations of Owning Our Membership Units, page 52

38.   We note your statement that "the statements and conclusions contained in this section
        constitute the opinion of Nedak management, after consultation with legal counsel…."
        Please note that only tax counsel may render an opinion on tax consequences. Please have
        tax counsel opine on the tax consequences regarding the tax consequences of owning your
        membership units and revise the disclosure as necessary. Assuming you intend the tax
        discussion to be counsel's opinion, please revise to clearly state that this is counsel's
        opinion and to identify the counsel rendering the opinion. Please also file the short-form
        opinion as exhibit 8. Alternatively, advise us whether you intend to obtain and file long-
        form tax opinions.

Plan of Distribution, page 63

39.   We note your disclosure regarding why you consider your directors not to be brokers.
        Please tell us in your response letter how each of your directors that will rely on the
        exemption from registration set forth in Rule 3a4-1 of the Exchange Act satisfies the rule.
        Identify in the Plan of Distribution section each director who will offer your securities.

Escrow Procedures and Conditions to Closing, page 62

40.   Clarify under what circumstances you will extend the offering period for an additional 90

days. Also disclose the circumstances that will lead you to terminate the offering.

41.   Please note that if you decide to extend the offering period, you should inform investors that their money will be promptly returned pursuant to the terms described in the prospectus unless the investors make an affirmative statement to you that they wish to subscribe to the extended offer. You must receive the investor's affirmative statement prior to the original expiration date of the offering. Revise to clarify that your company will comply with these requirements if the offering period is extended beyond the original expiration date.

42.   Clarify whether subscribers have the right to withdraw their funds if you successfully sell the minimum amount, but have not yet terminated the offering.

43.   Please state clearly that changes in the material terms of the offering after the effective date of the registration statement would terminate the original offer and subscribers would then be entitled to a refund of their money. Material changes include the following:

- extension of the offering period beyond the disclosed time frame;
- change in the offering price;
- change in the minimum sales requirement;
- change to allow sales to affiliates in order to meet the minimum sales requirement;
- change in the amount of proceeds necessary to release the proceeds held in escrow; and
- change in the application of proceeds.

If the changes above occur, any new offering may be made by means of a post-effective amendment.

Summary of Promotional and Sales Material, page 64

44.   Provide us with copies of all promotional and sales material that will be used in conjunction with this offering.

Financial Statements, page F-2

45.   Please provide an audited balance sheet as of December 31, 2004 and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years ended December 31, 2004 and 2003. See Item 310(a) of Regulation S-B.

Part II

Item 27. Exhibits, page B-8

Exhibit 23.1

46.   Please provide Exhibit 15 for the independent registered public accounting firm's review report. See Item 601(b)(15) of Regulation S-B.

Item 28 Undertakings, page B-9

47.   In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new Item 512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.

         As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Donald F. Burt, Esq.
        (402) 474-5393 (fax)